
August 20, 2024

Jinghai Jiang
Chairman of the Board and Chief Executive Officer
Bit Origin Ltd
27F, Samsung Hub
3 Church Street Singapore 049483

      Re: Bit Origin Ltd
            Registration Statement on Form F-3
            Filed August 13, 2024
            File No. 333-281518

Dear Jinghai Jiang:

We have conducted a limited review of your registration statement and have the following comment.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement on Form F-3

General

1.   With respect to the up to 37,072,085 ordinary shares issuable upon the conversion of the Additional Notes, it does not appear that a completed private placement has occurred prior to filing this registration statement. In this regard, we note your disclosure on page 21 that "[s]ubject to satisfaction (or waiver) of certain conditions, the Selling Shareholder has the right, but not the obligation, under the December 2023 Securities Purchase Agreement to purchase, and to require the Company to sell to the Selling Shareholder, such Additional Notes, in the same form of the Initial Note, up to the original principal amount of $18,000,000 at such additional closings." Please provide your analysis explaining how the Selling Shareholder is irrevocably bound to purchase a set number of securities for a set purchase price at the time of filing this registration statement. In your analysis, please consider the guidance set forth in Securities Act Sections Compliance and Disclosure Interpretations Questions 134.01 and 139.11.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Irene Paik at 202-551-6553 or Justin Dobbie at 202-551-3469 with any questions.

Sincerely,

Division of Corporation Finance
Office of Crypto Assets

cc: Yarona L. Yieh, Esq.